Exhibit (d)(6)

EXECUTION COPY

November 1, 2014

Harry B. Register

Dear Harry,

This retention letter (this “Retention Letter”) memorializes our discussions concerning your role at Publicis Groupe S.A. (“Parent”) following the consummation of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger among Parent, Sapient Corporation (the “Company”) and 1926 Merger Sub Inc., dated as of the date hereof (the “Merger Agreement”).  This Retention Letter will become effective upon the Acceptance Time (as defined in the Merger Agreement).  If the Acceptance Time does not occur prior to the termination of the Merger Agreement, this Retention Letter will not become effective and will be null and void ab initio.

Position and Reporting:  From the Acceptance Time through the third anniversary thereof or such earlier time as your employment with the Company and its affiliates ceases for any reason (the “Employment Period”), you will serve as President of Global Markets (the “President of Global Markets”), reporting to the Chief Executive Officer (the “Division CEO”) of a new Parent division to be named “Publicis.Sapient”, which will consist of the Company and the DigitasLBi, and Razorfish Global businesses.  You will also be a member of the P12 of Parent.

Work Location; Travel:  During the Employment Period, your principal place of employment will be located in the same metropolitan area in which your principal place of employment is located on the date hereof, with international travel as reasonably required in connection with your position described above.

Compensation and Benefits:  During the Employment Period, you will (1) receive an annual base salary no lower than your annual base salary in effect immediately prior to the Acceptance Time, (2) be eligible for an annual target incentive opportunity no lower than your annual target incentive opportunity in effect immediately prior to the Acceptance Time (including with respect to threshold, target and maximum payment levels as a percentage of annual salary), and any applicable performance goals and levels will be set so that expected value to you (relative to actual level of performance goal achievement) is no less than such expected value immediately prior to the Acceptance Time, (3) be eligible to participate each year in any equity-based incentive compensation programs of Parent (including any LionLead programs) that are established for such year by Parent for similarly situated executives of Parent, (4) have a target total compensation opportunity (taking into account base salary, annual incentive opportunity, and long-term incentive (including equity) compensation) each year that is no less on an annualized basis than your annualized target total compensation opportunity in effect immediately prior to the Acceptance Time, such that your expected total compensation on an annualized basis each year during the Employment Period for a particular level of performance will not be reduced from the expected total compensation you would have received on an annualized basis for such performance under the arrangements in effect immediately prior to the Acceptance Time, and (5) participate in the employee benefit programs of Parent and its affiliates on the same terms as other executives in similar positions at Parent and its affiliates (including any executive travel or travel expense policy).  All performance goals, metrics, levels and similar terms applicable to any short or long-term incentive compensation described herein shall be determined in consultation with the Division CEO.

Biannual Salary Review:  Parent agrees to review your base salary no less often than biannually in accordance with Parent’s policies for possible increases, but not decreases.

Treatment of Existing Equity Compensation:  Your existing Company equity compensation awards will be settled in cash as of the Acceptance Time on the terms set forth in Section 6.04 of the Merger Agreement.  You acknowledge that such settlement is in partial consideration of your entry into this Retention Letter and your agreements herein, including with respect to the three-year Employment Period set forth herein.

Change in Control Agreement:  The Change in Control Severance Agreement between you and the Company, dated as of April 13, 2010 (the “Change in Control Agreement”), will be unaffected by this Retention Letter, except that (1) the Term (as defined in the Change in Control Agreement) of the Change in Control Agreement shall expire 24 months after the Acceptance Time, (2) you agree not to (and waive any right to) terminate your employment for “Good Reason” pursuant to clauses (II), (VI), or (VII) of the definition currently set forth in Section 16(O) of the Change in Control Agreement, (3) clause (I) of such definition shall be revised to read, “the assignment to the Executive of any duties materially inconsistent with the Executive’s position as President of Global Markets as in effect immediately following the Acceptance Time, or a substantial adverse alteration in the nature or status of such duties,” (4) subclause (i) of clause (IV) of such definition shall be revised to read, “to be based anywhere other than the Executive’s principal place of employment immediately prior to the Change in Control (or permitted relocation thereof) except for required travel on the Company’s business to an extent reasonably required in connection with the Executive’s position as President of Global Markets,” and (5) a material breach by Parent or the Company of this Retention Letter shall constitute an event giving rise to Good Reason (and in event of such a material breach, you may terminate employment for Good Reason, subject to the notice and cure requirements set forth in the Change in Control Agreement).

Severance:  If your employment is terminated by Parent without Cause (as such term is defined in the Change in Control Agreement) or you terminate your employment for Good Reason (as defined in the Change in Control Agreement, as modified herein), in either case more than 24 months after the Acceptance Time and during the Employment Period, you shall receive a lump sum cash payment equal to the sum of your annual base salary and annual target bonus in each case as in effect on the date of your termination of employment and disregarding any reduction thereto giving rise to Good Reason, payable no later than 30 days following the date of your termination of employment, subject to delay in the date of payment for six months following the date of termination to the extent necessary in order for such payment to not be subject to tax penalties pursuant to Section 409A of the U.S. Internal Revenue Code.

Other Agreements.  This Retention Letter shall supersede all employment and similar agreements between you and the Company (or any of its affiliates), provided that (1) other than as stated in the preceding paragraph, the Change in Control Agreement shall not be superseded hereby and shall remain in full force and effect, and (2) the Sapient Confidentiality Agreement between you and the Company and the Sapient Fair Competition Agreement between you and the Company shall each remain in full force and effect, and are hereby amended to provide that references in both agreements to the Company and its subsidiaries shall refer to Parent and its subsidiaries and (3) this Retention Letter shall not supersede or modify any director or officer indemnification or insurance agreement (including any such rights under the Merger Agreement) or your existing rights under any incentive compensation, retirement or welfare benefit plan, which shall remain in full force and effect.

Indemnification:  You will be indemnified and held harmless (and entitled to advancement of legal fees and other costs), in connection with your services to Parent and its affiliates and you will receive director and officer insurance coverage, in each case on a basis no less favorable than that provided to similarly situated executives of Parent.

From and following the Acceptance Time, your employment will continue to be at-will and may be terminated either by you or by the Company (or its applicable affiliate) at any time.  The Employment Period will immediately expire upon a termination of your employment with the Company and its affiliates for any reason, and you agree that any termination of your employment will constitute an immediate resignation from any and all positions and offices you may hold with the Company and its affiliates, effective upon any such termination of employment.

No provision of this Retention Letter may be modified or waived unless such modification or waiver is agreed to in a writing signed by you and Parent.  This Retention Letter will be governed, construed, and interpreted under the laws of the Commonwealth of Massachusetts without giving effect to any conflict of laws provisions.

[Signature page follows.]

We look forward to a promising future as a combined entity and believe this opportunity will result in a mutually beneficial and rewarding relationship.  Please acknowledge your agreement to the terms of this Retention Letter by your signature below.

Sincerely,

PUBLICIS GROUPE S.A.

By:	/s/ Maurice Lévy
Name:
Title:

Acknowledged and Agreed as of the date first written above:

/s/ Harry B. Register
Harry B. Register

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
Name: Joseph A. LaSala, Jr.
Title: General Counsel